Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

February 25, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mark Cowan

Re:	BNY Mellon Advantage Funds, Inc.
(Registration Nos: 33-51061 and 811-07123)

Ladies and Gentlemen:

On or about February 27, 2020, the above-referenced registrant (the "Registrant") plans to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. 165 (the "Amendment") to the Registrant's Registration Statement on Form N-1A (the "Registration Statement"). The Amendment will relate to Post-Effective Amendment No. 163 (the "485(a) Amendment") to the Registration Statement that was filed with the Commission pursuant to Rule 485(a)(1) under the Securities Act on December 30, 2019 in order to reflect certain previously-effective changes to the investment strategy of BNY Mellon Global Real Return Fund (the "Fund"), a series of the Registrant. The Registrant filed a supplement to the Fund's prospectus pursuant to Rule 497 under the Securities Act on July 31, 2019 disclosing these changes to the Fund's investment strategy.

The Amendment is being filed in order to respond to comments of the staff (the "Staff") of the Commission on the 485(a) Amendment that were provided to the undersigned by Mark Cowan of the Staff and to complete previously incomplete portions of the filing, including updating financial and other information, to make certain other non-material revisions and to file exhibits, including the consent of the Fund's independent registered public accounting firm. The prospectus included in the Amendment will be marked to indicate changes from the version filed as part of the 485(a) Amendment, and the statement of additional information ("SAI") included in the Amendment will be marked to indicate changes from the currently effective version thereof.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment. We have considered comments made by the Staff with respect to one section of the 485(a) Amendment as applicable to similar disclosure elsewhere in the 485(a) Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the 485(a) Amendment.

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GENERAL

1.	Staff Comment: According to the Registrant's cover letter, the 485(a) Amendment was filed in order to reflect certain previously-effective changes to the investment strategy of the Fund. The Registrant filed a supplement to the Fund's prospectus pursuant to Rule 497 under the Securities Act on July 31, 2019 disclosing these changes to the Fund's investment strategy.

In the Staff's view, the change in strategy to use a Cayman subsidiary is a material change to the Fund's strategy that should have been filed in a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(a) under the Securities Act before the change was implemented. Please explain why that was not done.

Response: On August 1, 2016, the Registrant, on behalf of its series BNY Mellon Dynamic Total Return Fund ("DTR"), filed Post-Effective Amendment No. 130 to the Registration Statement ("PEA 130") for the purpose of making certain changes to DTR's investment strategy, including the use of a Cayman subsidiary. The Staff reviewed PEA 130 and provided comments on the new disclosure regarding the Cayman subsidiary, and the Registrant responded to the Staff's comments by letter dated September 27, 2016. In light of this and because the disclosure in the Amendment regarding the Fund's use of a Cayman subsidiary is substantially similar to the corresponding disclosure that the Staff reviewed in PEA 130, the Registrant did not file a Post-Effective Amendment to the Registration Statement prior to the effectiveness of the investment strategy changes disclosed in the Fund's prospectus supplement dated July 31, 2019. Moreover, substantially all of the Staff's comments on the 485(a) Amendment relating to the Fund's Cayman subsidiary (discussed below) are identical to the Staff comments received on PEA 130 relating to DTR's Cayman subsidiary, and the Registrant has responded herein in similar fashion as it did in its September 27, 2016 correspondence.

PROSPECTUS

Fund Summary—Fees and Expenses

2.	Staff Comment: Please include a completed fee table (without brackets) in correspondence with the rest of your responses to the Staff's comments at least five days prior to the Amendment going effective.

Response: A completed fee table (without brackets) is attached as Exhibit A hereto. The fee table attached as Exhibit A hereto is marked to show changes from the fee table that was filed as separate correspondence on February 21, 2020.

3.	Staff Comment: Disclose whether the Example reflects the fee waiver disclosed in footnote ** [now footnote ***] to the fee table.

Response: The Example to be included in the Amendment will reflect the expense limitation agreement disclosed in footnote *** to the fee table (as shown on Exhibit A hereto). Appropriate disclosure will be added in the Amendment.

4.	Staff Comment: Please confirm supplementally that, in accordance with Item 3, Instr. 3(f) of Form N-1A, if "acquired fund fees and expenses" ("AFFE") exceed 0.01% of the average net assets of the Fund, the Fund will include a line item in the fee table for AFFE.

Response: The Fund has included a line item in the fee table for AFFE. Please see Exhibit A attached hereto.

Fund Summary—Principal Investment Strategy

5.	Staff Comment: The Fund's name includes the term "Global". Please expressly describe how the Fund will "invest [its] assets in investments that are tied economically to a number of countries throughout the world." See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the Fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the Fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: The following disclosure will be added as the second sentence of the fourth paragraph under "Fund Summary—Principal Investment Strategy" in the Amendment:

Under normal market conditions, the fund will invest a substantial portion of its assets in the securities of issuers organized or located outside the United States, whose primary listing exchange for securities is located outside the United States, whose largest amount of revenues are derived from countries outside the United States or whose reporting currencies are other than U.S. dollars, and derivatives which provide exposure to such issuers or foreign markets.

Corresponding changes will be made under "Fund Details—Goal and Approach" in the Amendment, and the following sentence in that section will be deleted in the Amendment: "The fund ordinarily invests in at least three countries, and, at times, may invest a substantial portion of its assets in a single country."

6.	Staff Comment: For all controlled foreign corporations ("CFCs"), funds should provide the following disclosure (the Staff noted that a few items are missing from the Fund's disclosure in the 485(a) Amendment):

"CFC," when referenced in the following comments, includes any subsidiary(ies) of the CFC.

Comment 6(a). Disclose that the Fund complies with the provisions of the 1940 Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response to Comment 6(a): The following responsive disclosure appeared in the 485(a) Amendment and will appear in the Amendment with the following revision requested by the Staff (see Comment 12 below): "The fund and the subsidiary ~~may~~will test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis."

Comment 6(b). Disclose that each investment adviser to the CFC complies with provisions of the 1940 Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the Registration Statement. If the same person is the adviser to both the Fund and the CFC, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the CFC's investment advisory agreements may be combined.

Response to Comment 6(b): The following responsive disclosure appeared in the 485(a) Amendment and will appear in the Amendment: "The subsidiary's advisory contracts will be subject to the same regulatory requirements applicable to the fund's contracts." The subsidiary's advisory contracts will be filed in the Amendment as exhibits to the Registration Statement.

Comment 6(c). Disclose that each CFC complies with provisions of the 1940 Act relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response to Comment 6(c): The following responsive disclosure appeared in the 485(a) Amendment and will appear in the Amendment: "The subsidiary also is subject to the fund's compliance program, to the extent the fund's policies and procedures apply to its investments and operations." The Section 17 requirements (e.g., transactions involving affiliated persons, custody requirements) are covered by the Fund's compliance program. The Fund's subsidiary, under management by the same investment adviser and sub-investment adviser as the Fund, is subject to the Section 17 requirements as addressed by the compliance program to the same extent as the Fund. Accordingly, we believe the existing disclosure sufficiently conveys the subsidiary's compliance with the Section 17 requirements. The subsidiary's custodian is identified in the SAI as follows: "The custodian of the Subsidiary's assets is Citibank, N.A., located at 388 Greenwich Street, New York, New York 10013."

Comment 6(d). Disclose: (1) whether the Fund has received a private letter ruling from the Internal Revenue Service ("IRS") stating that undistributed income derived from the CFC is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response to Comment 6(d): The Fund has not received a private letter ruling from the IRS stating that undistributed income derived from the subsidiary is qualifying income. The Fund notes, however, that such a private letter ruling is not necessary as regulations issued in March 2019 by the IRS clarify that the annual net profit, if any, realized by such a subsidiary and imputed for income tax purposes to the Fund will constitute qualifying income whether or not the imputed income is distributed by the subsidiary to the Fund. See Guidance Under Section 851 Relating to Investments in Stock and Securities, 84 Fed. Reg. 9959 (Mar. 19, 2019).

Comment 6(e). Disclose any of the CFC's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response to Comment 6(e): We believe that the current disclosure in "Fund Summary—Principal Investment Strategy" complies with the requirements of Form N-1A and is otherwise appropriate. The last paragraph of "Summary Section—Principal Investment Strategies" states that the subsidiary "invests directly in commodity-related instruments, including futures and options contracts, swap agreements and pooled investment vehicles that invest in commodities." In addition, the first two sentences of Subsidiary risk state: "To the extent the fund invests in the subsidiary, the fund will be indirectly exposed to the risks associated with the subsidiary's investments. The subsidiary principally invests in commodity-related instruments, including futures and options contracts, swap agreements and pooled investment vehicles that invest in commodities, and the fund's investment in the subsidiary is subject to the same risks that apply to similar investments if held directly by the fund."

We do not believe that any additional disclosure is necessary, nor consistent with either the summarization requirements of Items 4(a) and (b)(1)(i) (to summarize the disclosures required by the corresponding provisions in Item 9) or the plain English requirements of Rule 421(d) under the Securities Act.

Comment 6(f). Confirm in correspondence that the financial statements of the CFC will be consolidated with those of the Fund.

Response to Comment 6(f): The following responsive disclosure appeared in the 485(a) Amendment and will appear in the Amendment: "The subsidiary's financial statements will be consolidated with the fund's financial statements in the annual and semi-annual reports provided to shareholders."

Comment 6(g). Confirm in correspondence that: (1) the CFC's management fee (including any performance fee) will be included in "Management fees" and the CFC's expenses will be included in "Other expenses" in the Fund's prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; and (3) the CFC and its board of directors will agree to inspection by the Staff of the CFC's books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response to Comment 6(g): The fee table (as shown on Exhibit A) reflects the fees and expenses of the Fund's investment in the subsidiary under "Other expenses."

The subsidiary and its board of directors will designate an agent for service of process in the United States. In addition, Fund management has confirmed that the subsidiary's books and records are maintained in accordance with Section 31 of the 1940 Act and the rules thereunder and will be accessible to the Staff to the same extent as the books and records of the Fund.

Fund Summary—Principal Risks

7.	Staff Comment: Please add Management risk.

Response: Because the Fund has included Allocation risk, which describes the same risks as Management risk (albeit in the context of a fund whose assets are "allocated" among different asset classes), the Fund does not believe it is necessary or appropriate to add Management risk.

8.	Staff Comment: Market sector risk states: "The fund may significantly overweight or underweight certain countries, companies, industries or market sectors, which may cause the fund's performance to be more or less sensitive to developments affecting those countries, companies, industries or sectors." If the Fund is currently significantly weighted in any companies, industries or sectors, please disclose that in the Principal Investment Strategy section and add appropriate risk disclosure. Also, please disclose if the Fund is significantly overweighted in any country and add applicable risk disclosure.

Response: Because the Fund is not managed to a benchmark index, the Fund is not overweight or underweight in any country, company, industry or market sector. Market sector risk will be deleted in the Amendment.

9.	Staff Comment: Specify the risks of derivatives disclosed in the Fund's Principal Investment Strategy section (i.e., options, futures and options on futures (including those relating to securities, indexes, foreign currencies and interest rates), forward contracts, swap agreements and structured notes).

Response: The Fund discloses the risks of these derivatives in Derivatives risk in Item 9 of the Fund's prospectus. Consistent with the Item 4 summarization requirements (discussed above in the response to Comment 6(e)), the Fund believes that the requested additional Item 4 disclosure is not necessary or appropriate.

Fund Summary—Performance

10.	Staff Comment: If the expenses of Class Y shares are higher than Class A shares, please add disclosure stating that performance would have been lower.

Response: The expenses of Class Y shares are not higher than Class A shares.

11.	Staff Comment: Please disclose information about the Fund's "additional index" in the narrative preceding the Average Annual Total Returns table.

Response: The first paragraph of "Fund Summary—Performance" will be revised in the Amendment as follows:

The following bar chart and table provide some indication of the risks of investing in the fund. The bar chart shows changes in the performance of the fund's Class A shares from year to year. Sales charges, if any, are not reflected in the bar chart, and if those charges were included, returns would have been less than those shown. The table compares the average annual total returns of the fund's shares to those of USD 1-Month LIBOR, a widely used benchmark for short-term interest rates, and to the returns of the FTSE One-Month U.S. Treasury Bill Index, a broad measure of market performance. The fund's past performance (before and after taxes) is not necessarily an indication of how the fund will perform in the future. More recent performance information may be available at www.bnymellonim.com/us.

Fund Details—Goal and Approach

12.	Staff Comment: The penultimate paragraph states: "The fund and the subsidiary may test for compliance with applicable investment restrictions, such as capital structure and leverage requirements, on a consolidated basis and comply with investment policy disclosure requirements under the 1940 Act on a similar basis." Please change "may" to "will". Please make corresponding changes to the disclosure in the SAI (for both the Fund's subsidiary and DTR's subsidiary).

Response: The requested changes will be made in the Amendment.

13.	Staff Comment: The final paragraph states: "The fund may lend its portfolio securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. Loans of portfolio securities may not exceed 33-1/3% of the value of the fund's total assets." As this is shown as an "additional risk" in "Funds Details—Investment Risks", please clarify that this is a non-principal strategy.

 Response: The above-referenced disclosure will be revised in the Amendment as follows: "Although not a principal investment strategy, the~~The~~ fund may lend its portfolio securities to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. Loans of portfolio securities may not exceed 33-1/3% of the value of the fund's total assets."

Fund Details—Investment Risks

14.	Staff Comment: The Staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund's SAI rather than in the fund's prospectus. The Staff believes that including this disclosure in the prospectus may overwhelm other important information. See ADI 2019-08 - Improving Principal Risks Disclosure.

Response: The Fund will take the Staff's comment under consideration for future updates of its prospectus.

STATEMENT OF ADDITIONAL INFORMATION

15.	Staff Comment: The Staff reviewed generally the SAI only as applicable to the Fund. Please update all information in the SAI required to be updated by Form N-1A, in particular as it relates to the Fund.

Response: All information in the SAI required to be updated by Form N-1A will be updated in the Amendment, including as it relates to the Fund.

16.	Staff Comment: Please file an auditor's consent covering each of the funds included in the SAI or delete the following statement: "The most recent annual report and semi-annual report to shareholders for each fund are separate documents supplied with this SAI, and the financial statements, accompanying notes and report of the independent registered public accounting firm appearing in the annual report are incorporated by reference into this SAI/"

Response: While there are numerous funds discussed in the SAI, the Amendment (and therefore the SAI included therein) will only be filed for the Fund and any other series of the Registrant that has the same fiscal year end. Therefore, consents from the independent registered public accounting firm of these funds (and only these funds) relating to incorporation of these funds' financial statements, accompanying notes and report of the independent registered public accountant of these funds will be included in the Amendment as exhibits to the Registration Statement.

PART C

17.	Staff Comment: The advisory agreement between the Fund's subsidiary and BNY Mellon Investment Adviser, Inc. should be filed as an exhibit to the Registration Statement.

Response: The advisory agreement between the Fund's subsidiary and BNY Mellon Investment Adviser, Inc. will be filed in the Amendment as an exhibit to the Registration Statement.

* * * * *

We hope the Staff finds that this letter and the revisions included in the Amendment are responsive to the Staff's comments. Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.969.3376 or David Stephens of this office at 212.969.3357.

Very truly yours,

/s/ Max Vogel

Max Vogel

cc: David Stephens

EXHIBIT A

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the fund or shares of other funds in the BNY Mellon Family of Funds that are subject to a sales charge. More information about sales charges, including these and other discounts and waivers, is available from your financial professional and in the Shareholder Guide section beginning on page 18 of the prospectus and in the How to Buy Shares section and the Additional Information About How to Buy Shares section beginning on page II-1 and page III-1, respectively, of the fund's Statement of Additional Information.

Shareholder Fees (fees paid directly from your investment)
	Class A	Class C	Class I	Class Y
Maximum sales charge (load) imposed on purchases (as a percentage of offering price)	5.75	none	none	none
Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)	none*	1.00	none	none

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
	Class A	Class C	Class I	Class Y
Management fees	.75	.75	.75	.75
Distribution (12b-1) fees	none	.75	none	none
Other expenses:
Shareholder services fees	.25	.25	none	none
Fees and expenses of the fund's subsidiary	.~~01~~08	.~~01~~08	.~~01~~08	.~~01~~08
Miscellaneous other expenses	.11	.15	.16	.05
Total other expenses	.~~37~~44	.~~41~~48	.~~17~~24	.~~06~~13
Acquired fund fees and expenses**	.01	.01	.01	.01
Total annual fund operating expenses	~~1.13~~1.20	~~1.92~~1.99	~~.93~~1.00	.~~82~~89
Fee waiver and/or expense reimbursement***	(.~~01~~08)	(.~~01~~08)	(.~~02~~09)	(.~~01~~08)
Total annual fund operating expenses (after fee waiver and/or expense reimbursement)	1.12	1.91	.91	.81

* Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year.

** Acquired fund fees and expenses are incurred indirectly by the fund as a result of its investments in other investment companies (underlying funds). These fees and expenses are not included in the Financial Highlights tables; accordingly, total annual fund operating expenses do not correlate to the ratio of total expenses to average net assets in the Financial Highlights tables.

 *** The fund's investment adviser, BNY Mellon Investment Adviser, Inc., has contractually agreed, for so long as the fund invests in the subsidiary, to waive the management fee it receives from the fund in the amount equal to the management fee paid to BNY Mellon Investment Adviser, Inc. by the subsidiary. The amount of the waiver shown reflects the management fee paid by the subsidiary based on the fund's current allocation to the subsidiary. In addition, BNY Mellon Investment Adviser, Inc. has also contractually agreed, until February 28, 2021, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .90%. On or after February 28, 2021, BNY Mellon Investment Adviser, Inc. may terminate this expense limitation agreement at any time.